NGS SC 13DA

Exhibit 99.2

January 11, 2023

Mr. Stephen C. Taylor

Natural Gas Services Group, Inc.

404 Veterans Airpark Lane

Suite 300

Midland, Texas 79705

Dear Steve,

I saw that you are meeting with investors in New York and Boston this week at a Lake Street hosted event. Coincidentally, in response to my previously filed 13D, I have communicated with other large NGS shareholders, and you might be meeting with some of them. While I can’t speak for them - and encourage you to seek their feedback directly on the topic of the board - I do believe they share our view that NGS would benefit from adding board members who have a larger financial interest in the company.

Admittedly, I have not met with your current board members, and I am sure that they are well-intentioned. However, the three of them combined only own about 50,000 shares. I am confident that they - and the company - would be well served having a voice in the room that better represents the perspective of the shareholders. I am happy to work with you on finding some board candidates that we both feel are qualified to fulfill this role.

To reiterate our views as your largest shareholder, we would like to see you postpone the CEO search until you have first explored other strategic alternatives. This process might highlight how undervalued the company is by the public markets and result in a sale or take-private transaction, and/or it might unearth a logical merger candidate that gives the company the much-needed scale that we believe is necessary to justify remaining a public company. In addition, a merger candidate might also bring highly qualified management to the table that would be interested in running a much larger company.

I hope that your meetings go well.

Sincerely,

J. Hale Hoak